Exhibit 99.8

CONSENT OF H.G. WALDECK

I hereby consent to the use of my name and references to the following reports and documents, in the registration statement on Form F-10 (File No. 333-156055) of Banro Corporation (the “Company”) filed with the United States Securities and Exchange Commission on September 11, 2008 (the “Registration Statement”) and the incorporation of such reports and documents by reference as an exhibit to the Registration Statement:

•                  Reference to the Company’s Feasibility Study of its Twangiza Gold Project in the Company’s press release dated June 8, 2009 entitled “Banro’s Update of Twangiza Feasibility Study Increases Proven and Probable Reserves by 23.7% to 4.54 million ounces of Gold”.

Date: June 17, 2009

/s/ H.G. Wally Waldeck
Name: H.G. (“Wally”) Waldeck
Title: Partner